Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release

March 7, 2017

TOTAL ENERGY SERVICES INC. ANNOUNCES Q4 2016 RESULTS

Total Energy Services Inc. (“Total Energy” or the “Company”) announces its consolidated financial results for the three months and the year ended December 31, 2016.

Financial Highlights

($000’s except per share data)

	Three Months Ended December 31				Year Ended December 31
	(unaudited)				(audited)
	2016	2015	% Change		2016	2015	% Change
Revenue	$57,415	$52,082	10%		$197,800	$283,193	(30%	)
Operating Income (Loss)	(4,296)	(381)	(1028%	)	(15,110)	19,805	(176%	)
EBITDA (1)	3,554	6,581	(46%	)	14,041	52,869	(73%	)
Cashflow (2)	2,827	5,662	(50%	)	15,717	19,064	(18%	)
Net Income (Loss)	(3,667)	(3,019)	(21%	)	(11,914)	8,655	(238%	)

Per Share Data (Diluted)
EBITDA (1)	$0.11	$0.21	(48%	)	$0.45	$1.71	(74%	)
Cashflow (2)	$0.09	$0.18	(50%	)	$0.51	$0.62	(18%	)
Net Earnings (Loss)	$(0.12)	$(0.10)	(20%	)	$(0.38)	$0.28	(236%	)

					December 31	Dec. 31
					2016 (audited)	2015 (audited)	% Change
Financial Position
Total Assets					$522,599	$532,379	(2%	)
Long-Term Debt and Obligations Under Finance Leases (excluding current portion)					46,557	49,185	(5%	)
Working Capital (3)					71,770	90,314	(21%	)
Net Debt (4)					nil	nil	–
Shareholders’ Equity					364,302	383,335	(5%	)

Shares Outstanding (000’s)
Basic and Diluted					30,920	30,997	–

Notes 1 through 4 please refer to the Notes to the Financial Highlights set forth at the end of this release.

Total Energy Services Inc.

March 7, 2017

Total Energy’s results for the three months ended December 31, 2016 reflect improving North American industry activity levels from the historic lows experienced earlier in the year. Despite increased activity levels, fierce price competition continued and operating margins remained under pressure, particularly within the Contract Drilling Services (“CDS”) and Rentals and Transportation Services (“RTS”) segments where spot market pricing for certain equipment and services dropped to levels never before witnessed during the Company’s 20 year history. Also negatively impacting the Company’s results for the fourth quarter of 2016 was approximately $1.2 million of non-recurring expenses which related primarily to the Company’s outstanding offer to purchase all of the common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”).

Total Energy’s CDS segment achieved 18% utilization during the fourth quarter of 2016, recording 298 operating days (spud to rig release), compared to 241 operating days, or 15% utilization, during the fourth quarter of 2015. Revenue per operating day decreased 16% for the fourth quarter of 2016 relative to the prior year comparable period due to reduced pricing. Effective July 1, 2016, the Company changed its estimate of depreciation for drilling rigs and related equipment by establishing a minimum depreciation charge and reducing residual values to zero. As a result of this change in estimate, there was an increase in depreciation expense of $1.8 million for the year ended December 31, 2016.

The RTS segment achieved a utilization rate on major rental equipment of 18% during the fourth quarter of 2016 as compared to 17% during the fourth quarter of 2015. Segment revenue per utilized rental piece decreased 9% for the fourth quarter of 2016 compared to the same period in 2015 due to lower pricing. This segment exited the fourth quarter of 2016 with approximately 10,000 pieces of major rental equipment and 121 heavy trucks as compared to 10,000 rental pieces and 119 heavy trucks at December 31, 2015.

Revenue in the Compression and Process Services (“CPS”) segment increased 16% to $42.1 million for the three months ended December 31, 2016 compared to $36.5 million for the same period in 2015. This segment exited the fourth quarter of 2016 with a $65.5 million backlog of fabrication sales orders as compared to $48.9 million at December 31, 2015 and $62.0 million at September 30, 2016. At December 31, 2016, there was 39,200 horsepower in the compression rental fleet, of which approximately 12,600 horsepower was on rent as compared to 15,800 horsepower on rent at December 31, 2015 and 11,400 horsepower at September 30, 2016. The gas compression rental fleet operated at an average utilization rate of 32% during the fourth quarter of 2016 as compared to 42% during the fourth quarter of 2015.

Total Energy continued to successfully diversify its revenue base through the growth of its international business operations. This is evidenced by the fact that 20% of 2016 consolidated revenue was generated in Australia and the United States by the CPS and RTS segments.

During the fourth quarter, Total Energy declared a quarterly dividend of $0.06 per share to shareholders of record on December 31, 2016. This dividend was paid on January 31, 2017. For Canadian income tax purposes, all dividends paid by Total Energy on its common shares are designated as “eligible dividends” unless otherwise indicated. During the fourth quarter of 2016, 20,000 common shares were purchased under the Company’s normal course issuer bid at an average price of $13.33 per share (including commissions). Such shares were cancelled.

OUTLOOK

With an improvement in oil and natural gas prices over the course of 2016, North American oil and natural gas drilling and completion activity levels began to recover during the fourth quarter of 2016. Current indications from announced capital budgets are that North American oil and natural gas producers will increase their capital expenditure programs for 2017 as compared to 2016 and the relative stability of oil prices thus far in 2017 has supported increased activity levels. This increase in drilling and completion activity has contributed to increased demand for compression and process equipment and related services, including increased demand for compression rental equipment. While pricing has improved modestly, it remains very low by historical standards, particularly within the CDS and RTS segments, and higher activity levels will need to be sustained for some time before meaningful price recovery is achieved.

Throughout the industry downturn, which began in the second half of 2014, Total Energy has executed a deliberate business strategy focused on preserving its asset base, operating capacity and financial strength. Such strategy included rationalizing the Company’s cost structure without reducing its branch infrastructure or cannibalizing its equipment fleet and declining business opportunities where price expectations were unreasonable or credit risk was unacceptable. Such strategy was expected to, and did result in, a loss of market share within the CDS and RTS segments and operating costs were higher than if the Company determined to close branch locations that were particularly slow. However, with the recent recovery in activity levels and a modest increase in pricing, Total Energy has begun to recover lost market share and expects to further recover market share should industry conditions continue to improve. Also, Total Energy will not be burdened by pricing arrangements made during the depths of the downturn.

Total Energy Services Inc.

March 7, 2017

While properly maintaining its equipment, preserving its operating infrastructure and leaving employee benefit programs intact resulted in higher operating costs during 2016, this investment was made so the Company would be able to fully participate in an eventual industry recovery without incurring significant start-up costs or undue operational and human resource challenges. The benefit of this investment is evidenced by the fact that all segments have been successful in retaining sufficient personnel to respond to increased activity levels. As a further illustration, during the first quarter of 2017, the CDS segment reactivated Rig 1, its lightest double and oldest rig. Despite being idle for well over a year, Rig 1 experienced nominal start-up costs and no repair down time during operations.

Total Energy continues to invest in the growth and development of its business segments. In January 2017, the Company announced a preliminary 2017 capital expenditure budget of $22.8 million, including $15.6 million of expansion capital. $9.0 million is being directed to expand the RTS segment’s Canadian access matting business. $6.6 million is being invested into the continued growth of the CPS segment, including expanding its fabrication capacity into the northeast United States. In that regard, the CPS segment has recently secured a 100,000 square foot manufacturing facility in Weirton, West Virginia and expects to commence operations from that location during the second quarter of 2017.

Following an unsuccessful attempt to engage with Savanna to explore a combination of Total Energy and Savanna, on December 9, 2016 Total Energy made an offer to acquire all Savanna Shares, which offer was amended on March 1, 2017 to, among other things, increase the consideration offered by $0.20 cash per Savanna Share. Total Energy’s offer is open for acceptance by Savanna Shareholders until March 24, 2017. Total Energy believes that consolidation within the North American energy services industry is required in order to better compete in an increasingly global, diversified and competitive energy market, regardless of whether a sustained industry recovery is underway or not. The difficult industry environment experienced over the past two years has exposed energy service industry overcapacity, inefficiency and excess indebtedness and highlights the need for consolidation under proven, experienced and disciplined management that is aligned with shareholders through meaningful equity ownership. Savanna and Total Energy shareholders share this belief as evidenced by the strong support each has demonstrated thus far for such a combination that would see Total Energy issue equity to the public for the first time since 2005. Total Energy’s Board of Directors, management and staff welcome the opportunity to join with Savanna’s management and staff to operate the combined business in a sustainable and disciplined manner that will benefit all stakeholders and continue to provide Total Energy’s shareholders, both existing and new, with an industry leading return on their equity investment in the Company.

Total Energy’s financial condition remains very strong, with $71.8 million of positive working capital (including $21.0 million, or $0.68 per share, of cash and marketable securities) and no net debt as at December 31, 2017. The Company’s only bank debt consists of a $46.9 million mortgage loan, which is secured by approximately 60% of the Company’s real estate holdings (based on value). Total Energy’s $65 million operating credit facility was renewed during the fourth quarter of 2016 to February 2019, was undrawn at December 31, 2016 and remains undrawn today. The Company’s mortgage loan and operating credit facility require that it maintain a debt (less cash) to equity ratio below 2.5 to 1.0 and a current ratio of at least 1.3 to 1.0. As at December 31, 2016, Total Energy’s debt to equity ratio was 0.09 to 1.0 and the current ratio was 2.44 to 1.0.

Total Energy has not recorded an impairment or write-down of any of its acquisitions or capital assets (including goodwill) during its 20 year history and was one of the very few public North American energy services companies that maintained its dividend to shareholders through the very challenging industry conditions experienced over the past two years.

CONFERENCE CALL

At 9:00 a.m. (Mountain Time) on March 8, 2017 Total Energy will conduct a conference call and webcast to discuss its fourth quarter financial results. Daniel Halyk, President & Chief Executive Officer, will host the conference call. A live webcast of the conference call will be accessible on Total’s website at www.totalenergy.ca by selecting “Webcasts”. Persons wishing to participate in the conference call may do so by calling (800) 806-5484 or (416) 406-0743. Those who are unable to listen to the call live may listen to a recording of it on Total Energy’s website. A recording of the conference call will also be available until March 15, 2017 by dialing (800) 408-3053 (passcode 1987942).

UNITED STATES REGISTRATION STATEMENT

Total Energy has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes a notice of change and variation and the offer and take-over bid circular relating to its offer to Savanna shareholders. TOTAL ENERGY URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE NOTICE OF CHANGE AND VARIATION AND THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the notice of change and variation and the offer and take-over bid circular and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The notice of change and variation and the offer and take-over bid circular and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.

Total Energy Services Inc.

March 7, 2017

SELECTED FINANCIAL INFORMATION

Selected financial information relating to the three months and the year ended December 31, 2016 and 2015 is attached to this news release. This information should be read in conjunction with the consolidated financial statements of Total Energy and the attached notes to the consolidated financial statements and management’s discussion and analysis to be issued in due course and reproduced in the Company’s 2016 annual report.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	December 31, 2016	December 31, 2015
	(audited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$15,916	$8,875
Accounts receivable	47,545	48,091
Inventory	54,964	59,066
Income taxes receivable	–	2,733
Other assets	5,095	5,768
Prepaid expenses and deposits	4,029	4,101

	127,549	128,634
Property, plant and equipment	383,497	392,622
Income taxes receivable	7,070	7,070
Deferred tax asset	430	–
Goodwill	4,053	4,053

	$522,599	$532,379

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$36,755	$22,002
Deferred revenue	13,573	10,556
Dividends payable	1,856	1,860
Income taxes payable	249	–
Current portion of obligations under finance leases	1,408	2,023
Current portion of long-term debt	1,938	1,879

	55,779	38,320

Long-term debt	44,962	46,900

Obligations under finance leases	1,595	2,285

Deferred tax liability	55,961	61,539

Shareholders’ equity:
Share capital	88,654	88,875
Contributed surplus	7,683	8,255
Retained earnings	267,965	286,205

	364,302	383,335

	$522,599	$532,379

Total Energy Services Inc.

March 7, 2017

Consolidated Statements of Comprehensive Income (Loss)

(in thousands of Canadian dollars except per share amounts)

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Revenue	$57,415	$52,082	$197,800	$283,193

Cost of services	47,258	39,323	160,541	206,550
Selling, general and administration	6,444	5,893	22,924	27,975
Share-based compensation	234	515	1,311	1,375
Depreciation	7,775	6,732	28,134	27,488

Operating income (loss)	(4,296)	(381)	(15,110)	19,805

Gain on sale of property, plant and equipment	75	230	1,017	5,576
Finance income	57	260	547	897
Finance costs	(621)	(3,547)	(2,426)	(9,728)

Net income (loss) before income taxes	(4,785)	(3,438)	(15,972)	16,550

Current income tax expense	1,307	(2,420)	1,950	6,906
Deferred income tax (recovery) expense	(2,425)	2,001	(6,008)	989

Total income tax (recovery) expense	(1,118)	(419)	(4,058)	7,895

Net income (loss) and total comprehensive (loss) income for the year	(3,667)	$(3,019)	$(11,914)	$8,655

Earnings (loss) per share
Basic earnings per share	$(0.12)	$(0.10)	$(0.38)	$0.28
Diluted earnings per share	$(0.12)	$(0.10)	$(0.38)	$0.28

Total Energy Services Inc.

March 7, 2017

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Cash provided by (used in):

Operations:
Net income (loss) for the year	$(3,667)	$(3,019)	$(11,914)	$8,655
Add (deduct) items not affecting cash:
Depreciation	7,775	6,732	28,134	27,488
Share-based compensation	234	515	1,311	1,375
Gain on disposal of property, plant and equipment	(75)	(230)	(1,017)	(5,576)
Finance income	–	–	(463)	–
Finance costs	637	3,547	2,426	9,728
Unrealized loss (gain) on foreign currencies translation	(469)	(203)	266	(1,038)
Current income tax expense (recovery)	1,307	(2,420)	1,950	6,906
Deferred income tax (recovery) expense	(2,425)	2,001	(6,008)	989
Income taxes recovered (paid)	(490)	(1,261)	1,032	(29,463)

Cashflow	2,827	5,662	15,717	19,064

Changes in non-cash working capital items:
Accounts receivable	(4,317)	2,935	(119)	51,377
Inventory	(3,808)	1,532	4,102	(4,718)
Prepaid expenses and deposits	675	(304)	72	1,475
Accounts payable and accrued liabilities	12,698	(3,703)	15,700	(29,580)
Deferred revenue	9,025	288	3,017	3,126

	17,100	6,410	38,489	40,744
Investments:
Purchase of property, plant and equipment	(4,828)	(5,448)	(11,090)	(22,079)
Acquisition of business	(2,166)	–	(10,855)	(1,231)
Proceeds on sale of other assets	137	273	576	411
Purchase of other assets	–	(10)	–	(6,127)
Proceeds on disposal of property, plant and equipment	139	440	5,148	31,413
Changes in non-cash working capital items	898	1,706	(462)	(6,994)

	(5,820)	(3,039)	(16,683)	(4,607)
Financing:
Advances under long-term debt	–	–	–	50,000
Repayment of long-term debt	(475)	(461)	(2,192)	(1,221)
Repayment of convertible debentures	–	–	–	(69,000)
Repayment of obligations under finance leases	(483)	(694)	(2,273)	(3,056)
Payment of dividends	(1,855)	(1,860)	(7,434)	(7,440)
Repurchase of common shares	(267)	–	(1,000)	(108)
Interest paid	(557)	(875)	(1,866)	(4,182)

	(3,637)	(3,890)	(14,765)	(35,007)

Change in cash and cash equivalents	7,643	(519)	7,041	1,130

Cash and cash equivalents, beginning of year	8,273	9,394	8,875	7,745

Cash and cash equivalents, end of year	$15,916	$8,875	$15,916	$8,875

Total Energy Services Inc.

March 7, 2017

SEGMENTED INFORMATION

The Company operates in three main industry segments, which are substantially in one geographic segment. These segments are Contract Drilling Services, which includes the contracting of drilling equipment and the provision of labour required to operate the equipment, Rentals and Transportation Services, which includes the rental and transportation of equipment used in drilling, completion and production operations and Compression and Process Services, which includes the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment.

As at and for the three months ended December 31, 2016 (unaudited)

	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$4,096	$11,213	$42,106	$–	$57,415

Cost of services	2,805	8,551	35,902	–	47,258
Selling, general and administration	456	2,681	1,586	1,721	6,444
Share-based compensation	–	–	–	234	234
Depreciation	1,756	4,181	1,818	20	7,775

Operating income (loss)	(921)	(4,200)	2,800	(1,975)	(4,296)
Gain on sale of property, plant and equipment	25	40	10	–	75
Finance income	–	–	–	57	57
Finance costs	(88)	(191)	(102)	(240)	(621)

Net income before income taxes	(984)	(4,351)	2,708	(2,158)	(4,785)

Goodwill	–	2,514	1,539	–	4,053

Total assets	110,864	230,419	169,359	11,957	522,599
Total liabilities	22,040	40,810	46,932	48,515	158,297

Capital expenditures (2)	$224	$5,606	$1,164	$–	$6,994

	Canada	United States	Australia	International	Total
Revenue	34,336	7,242	15,837	–	57,415
Non-current assets (4)	372,368	13,688	1,494	–	387,550

As at and for the three months ended December 31, 2015 (unaudited)

	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Other(1)	Total
Revenue	$3,954	$11,673	$36,455	$–	$52,082

Cost of services	2,347	7,867	29,109	–	39,323
Selling, general and administration	577	2,825	2,024	467	5,893
Share-based compensation	–	–	–	515	515
Depreciation	743	4,057	1,915	17	6,732

Operating income (loss)	287	(3,076)	3,407	(999)	(381)
Gain on sale of property, plant and equipment	–	233	(3)	–	230
Finance income	–	–	–	260	260
Finance costs	(94)	(192)	(110)	(3,151)	(3,547)

Net income (loss) before income taxes	193	(3,035)	3,294	(3,890)	(3,438)

Goodwill	–	2,514	1,539	–	4,053

Total assets	115,300	230,662	170,860	15,557	532,379
Total liabilities	20,058	43,877	33,845	51,264	149,044

Capital expenditures	$965	$2,704	$1,679	$100	$5,448

	Canada	United States	Australia	International	Total
Revenue	49,848	2,043	3	188	52,082
Non-current assets (4)	390,733	4,360	1,582	–	396,675

Total Energy Services Inc.

March 7, 2017

As at and for the year ended December 31, 2016 (audited)

	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$11,109	$39,059	$147,632	$–	$197,800

Cost of services	7,556	27,072	125,913	–	160,541
Selling, general and administration	1,805	10,688	6,452	3,979	22,924
Share-based compensation	–	–	–	1,311	1,311
Depreciation	4,180	16,507	7,367	80	28,134

Operating income (loss)	(2,432)	(15,208)	7,900	(5,370)	(15,110)
Gain on sale of property, plant and equipment	72	294	651	–	1,017
Finance income	–	–	–	547	547
Finance costs	(360)	(747)	(423)	(896)	(2,426)

Net income (loss) before income taxes	(2,720)	(15,661)	8,128	(5,719)	(15,972)

Goodwill	–	2,514	1,539	–	4,053

Total assets	110,864	230,419	169,359	11,957	522,599
Total liabilities	22,040	40,810	46,932	48,515	158,297

Capital expenditures (2)	$1,321	$18,101	$2,519	$4	$21,945

	Canada	United States	Australia	International	Total
Revenue	157,026	16,355	24,152	267	197,800
Non-current assets (4)	372,368	13,688	1,494	–	387,550

As at and for the year ended December 31, 2015 (audited)

	Contract Drilling Services	Rentals and Transportation Services	Compression And Process Services	Corporate (1)	Total
Revenue	$15,907	$70,958	$196,328	$–	$283,193

Cost of services	9,480	39,518	157,552	–	206,550
Selling, general and administration	2,108	13,206	8,804	3,857	27,975
Share-based compensation	–	–	–	1,375	1,375
Depreciation	2,669	16,490	8,263	66	27,488

Operating income (loss)	1,650	1,744	21,709	(5,298)	19,805
Gain on sale of property, plant and equipment	39	556	4,967	14	5,576
Finance income	–	–	–	897	897
Finance costs	(566)	(1,197)	(762)	(7,203)	(9,728)

Net income (loss) before income taxes	1,123	1,103	25,914	(11,590)	16,550

Goodwill	–	2,514	1,539	–	4,053

Total assets	115,300	230,662	170,860	15,557	532,379
Total liabilities	20,058	43,877	33,845	51,264	149,044

Capital expenditures(3)	$1,625	$15,483	$6,077	$125	$23,310

	Canada	United States	Australia	International	Total
Revenue	273,545	9,317	98	233	283,193
Non-current assets (4)	390,733	4,360	1,582	–	396,675

(1)	Corporate includes the Company’s corporate activities, accretion of convertible debentures in 2015 and obligations pursuant to long-term credit facilities.
(2)	Includes acquisitions of assets in January, May and October of 2016 described in note 5 to 2016 audited Consolidated Financial Statements.
(3)	Includes January 2015 acquisition of a business described in note 5 to 2016 audited Consolidated Financial Statements.
(4)	Includes property, plant and equipment and goodwill.

Total Energy Services Inc.

March 7, 2017

Total Energy Services Inc. is a growth oriented energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment. The common shares of Total Energy are listed and trade on the TSX under the symbol TOT.

For further information, please contact Daniel Halyk, President & Chief Executive Officer at (403) 216-3921 or Yuliya Gorbach, Vice-President Finance and Chief Financial Officer at (403) 216-3920 or by e-mail at: investorrelations@totalenergy.ca or visit our website at www.totalenergy.ca.

Notes to Financial Highlights

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization and is equal to net income (loss) before income taxes plus finance costs plus depreciation minus finance income. EBITDA is not a recognized measure under IFRS. Management believes that in addition to net income (loss), EBITDA is useful supplemental measure as it provides an indication of the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, amortized or how the results are taxed in various jurisdictions as well as the cash generated by the Company’s primary business activities without consideration of the timing of the monetization of non-cash working capital items. Readers should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with IFRS as an indicator of Total Energy’s performance. Total Energy’s method of calculating EBITDA may differ from other organizations and, accordingly, EBITDA may not be comparable to measures used by other organizations.

(2)	Cashflow for the year ended December 31, 2015 is net of $12.7 million of income taxes paid during the period that relates to 2014 taxable income as a result of the Company not having been required to make income tax installment payments during 2014 and $7.1 million paid as a result of a Canadian federal income tax reassessment that has been appealed by the Company.

(3)	Working capital equals current assets minus current liabilities.

(4)	Net Debt equals long-term debt plus obligations under finance leases plus current liabilities minus current assets.

Certain statements contained in this press release, including statements which may contain words such as “could”, “should”, “expect”, “believe”, “will” and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct.

In particular, this press release contains forward-looking statements concerning increased capital expenditure programs for North American oil and nature gas producers, expectations regarding Total Energy’s market share, Total Energy’s expectations of their ability to participate in an eventual industry recovery, expansion and growth of the Company’s RTS and CPS segments, timing of the commencement of operations at the Company’s Weirton, West Virginia manufacturing facility and information concerning Total Energy’s offer to acquire Savanna (the “Offer”), the timing for completion of the Offer, the consideration payable under the Offer and the expected benefits of the Offer. Such forward-looking statements are based on a number of assumptions and factors including fluctuations in the market for oil and natural gas and related products and services, political and economic conditions, the demand for products and services provided by Total Energy, Total Energy’s ability to attract and retain key personnel and other factors. Forward-looking statements concerning the benefits of the Offer are also based upon various assumptions and factors, including financial information of Savanna available through publicly filed documents, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws and Total’s general industry knowledge and experience. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Total Energy to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Reference should be made to Total Energy’s most recently filed Annual Information Form and other public disclosures (available at www.sedar.com) for a discussion of such risks and uncertainties.

The TSX has neither approved nor disapproved of the information contained herein.